Alston&Bird llp

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum	Direct Dial: 202-239-3346	E-mail: david.baum@alston.com

February 28, 2014

VIA E-mail and EDGAR

Amy W. Miller

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Investment Management

Washington, DC 20549

Re:	Wildermuth Endowment Strategy Fund
Pre-Effective Amendment No. 1 to the Registration Statement filed on Form N-2 on January 6, 2014
File Nos. 333-191152 & 811-22888

Dear Ms. Miller:

This letter is in response to the comments provided by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on January 16, 2014 relating to Pre-Effective Amendment No. 1 to the Registration Statement on Form N-2 of Wildermuth Endowment Strategy Fund (the “Fund”) filed on January 6, 2014. The Fund has filed today pre-effective amendment no. 2 (“Amendment No. 2”) to the Registration Statement via EDGAR with the Commission. For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

PROSPECTUS

Prospectus Summary – Investment Objectives and Policies (Page 1)

Comment #1

Please consider breaking the first paragraph of this section into multiple paragraphs in order to make it more readable.

Response #1

The Fund has revised the Registration Statement in response to the above comment.

U.S. Securities and Exchange Commission

February 28, 2014

Comment #2

The Fund describes certain “Investment Funds” as “private partnerships.”. Please consider adding a reference noting which kinds of Investment Funds may be “private partnerships.”

Response #2

The Fund has revised the Registration Statement in response to the above comment. The description of “private partnerships” now reads as follows:

The term “private partnerships,” as used through-out this Prospectus, refers to limited partnerships, limited liability companies or other investment vehicles that are issued in private placements to investors that meet certain suitability standards, such as hedge funds, private equity funds and private oil and gas funds. In general, these interests are subject to underlying lock-ups, are not freely tradable and/or have substantial transfer restrictions and no active trading market, but have certain rights as to redemptions. [change underlined]

Please see page 1 of the Prospectus and page 1 of the Statement of Additional Information (“SAI”) of Amendment No. 2.

Comment #3

The Fund’s fundamental policy prohibits it from investing more than 25% of the market value of its investments in the securities of companies or entities engaged in any one industry. However, the Prospectus Summary states that the Fund may invest up to 35% in “real estate” (of which no more than 35% would be in REITs and no more than 25% would be in direct real estate holdings). In addition, the prospectus states on Page 2 that “with respect to its concentration policy, the Fund sub-categorizes REITs into several different categories and that for purposes of its concentration policy, the Fund considers each REIT sub-category to be a separate industry. The staff continues to believe, however, that such sub-categories are all in the same industry – real estate – and that, accordingly, REITs cannot be sub-divided to avoid the concentration limit. Please reconcile by either revising the prospectus to state that the Fund’s investments in real estate will not exceed 25% of the Fund’s net assets (consistent with the Fund’s current concentration policy), or amend the Fund’s concentration policy to state that the Fund will concentrate in real estate.

Response #3

The Fund has decided to limit its investment in real estate to up to 25% of its total assets. The Fund has revised its Registration Statement as set forth below:

Allocate up to 25% of its total assets to real estate investments, including up to 25% of its total assets in REITs and up to 25% of its total assets in real estate directly. Direct real estate holdings are generally held through entities wholly-owned or controlled, directly or indirectly, by the Fund, including one or more entities that qualify as a REIT for federal income tax purposes (a “REIT Subsidiary”). [change underlined]

U.S. Securities and Exchange Commission

February 28, 2014

Additionally, the disclosure regarding real estate industry sub-classifications has been deleted. Please see pages 2 and 14 of the Prospectus of Amendment No. 2.

STATEMENT OF ADDITIONAL INFORMATION

Portfolio Manager – Other Accounts Managed by the Portfolio Manager (Pages 21 -22)

Comment #4

Please check the disclosure regarding other accounts managed by the portfolio managers. The numbers in the table do not appear to be accurate.

Response #4

The Fund has revised the Registration Statement in response to the above comment. Please see page 22 of the SAI of Amendment No. 2.

***

The Fund acknowledges that (i) the Fund is responsible for the adequacy and accuracy of the disclosure in the Form N-2; (ii) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum

Cc:	Daniel Wildermuth, Wildermuth Endowment Strategy Fund Carol Wildermuth, Wildermuth Endowment Strategy Fund John Grady, Realty Capital Securities, LLC